`


March 13, 2008



VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561
                  Re: The Great Atlantic & Pacific Tea Company, Inc. Preliminary Proxy Statement on Schedule 14A
                           Filed January 18, 2008
                           Form 10-Q for the Quarter Ended December 1, 2007 Filed January 7, 2008
                           Form 10-K for Fiscal Year Ended February 24, 2007 Filed April 25, 2007
                           Definitive Proxy Statement on Schedule 14A
                           Filed May 25, 2007
                           File No. 1-4141

Dear Mr. Owings:

                  On behalf of The Great Atlantic & Pacific Tea Company, Inc. (the "Company" or "A&P"), we hereby submit responses to the comments of the Staff regarding the Company's preliminary proxy statement on Schedule 14A filed January 18, 2008 as set forth in your letter dated February 15, 2007 (the "Comment Letter"). Additionally, the Company files herewith, via EDGAR, Amendment No. 1 to its preliminary proxy statement on Schedule 14A (the "Proxy Statement"), filed with the Commission on January 18, 2008. This amendment reflects the Company's responses to the comments of the Staff as set forth in the Comment Letter.

                  With regards to the Staff's comments on Form 10-K for Fiscal Year Ended February 24, 2007 and Form 10-Q for the quarter ended December 1, 2007 in comments 14 through 24, 27, and 28, we respectfully request that we be permitted to address the Staff's requests for expanded disclosures in future filings. Our responses to the comments included herein indicate the revised or expanded disclosures we would propose to include. Our Form 10-K for fiscal year ended February 23, 2008 is due no later than May 8, 2008 and we anticipate filing this report in a timely manner. In addressing the Staff's comments, we note that the proposed revisions enhance previous disclosures and do not believe that these changes warrant revisions to previously filed documents when considering the impending fiscal 2007 Form 10-K filing.

                  Set forth below are the Staff's comments contained in your letter and immediately following each comment is the Company's response:

Preliminary Proxy Statement on Schedule 14A

Acquisition of Pathmark and Related Transactions, page 4

         1. Please revise this discussion to explain to stockholders why the Bridge Facility utilized to finance the Company's acquisition of Pathmark Stores, Inc. was refinanced, with a view to explaining why stockholder approval is being sought now for the authorization of additional shares as opposed to at the time the merger was approved. In this regard, please also discuss how you determined to offer the Notes that are convertible into common stock, as opposed to the senior secured notes discussed in, inter alia, your Registration Statement on Form S-4 and referred to in your Form 8-K filed on December 4, 2007.

         Response: The Company has revised the disclosure beginning on page 4 in response to the Staff's comment and in response to comment 29, below.

         2. Please include a brief discussion of the terms of the Notes, including a discussion of the dilution that stockholders will experience upon the exercise of the notes into common stock. Please also discuss the effect that the issuances of common stock upon conversion will have on your stock price; we note your indication in the next section that "the market price of the Company's Common Stock may be adversely affected," however, please expand upon this discussion.

         Response: The Company has revised the Proxy Statement at page 6 to provide an expanded discussion of the terms of the Notes and potential dilution.

Amendment of the Company's Charter to Increase the Number of Authorized Shares of Common Stock (Proposal 1), page 5

         3. We note your indication that the board of directors deems it advisable to increase the number of authorized shares of common stock "to ensure that that there is a sufficient number of authorized shares available. . ." Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions, aside from the additional shares underlying the warrants that may need to be issued. If not, please state that you have no such plans, proposals, or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common stock.

         Response: The Company has revised the Proxy Statement at page 7 to disclose that it has no plans, proposals, or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common stock other than as disclosed in the Proxy Statement.

         4. Please refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. In doing so, please discuss any other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences. Disclose whether there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please inform stockholders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

         Response: The Company has reviewed SEC Release No. 34-15230 (October 13, 1978), "Anti-takeover or Similar Proposals." The Company has also revised the Proxy Statement at page 7 to disclose that additional authorized shares of common stock could be used in connection with an arrangement, such as a stockholder rights plan, that could have the effect of hindering or delaying a third party offer to acquire the Company or its common stock at a premium to market prices. The Company has also revised the Proxy Statement at page 7 to disclose that it has no plans or proposals to adopt provisions or enter into arrangements that may have material anti-takeover consequences. Discussion of any anti-takeover effects is also covered by the discussion called for by Item 202(a)(5) of Regulation S-K, which has been provided at page 20 of the Proxy Statement in connection with the discussion of any preemptive rights called for by Item 11(b) of Schedule 14A.

         5. Please revise the penultimate paragraph of this discussion to quantify the increase in the number of shares of common stock subject to the warrant that will occur if stockholders do not approve this proposal.

         Response: The Company has revised the Proxy Statement on page 8 in response to the Staff's comment.

         6. Please advise us how you concluded that financial statements were not material for the matters to be acted upon in this proxy. Reference is made to Item 11 and Item 13 of Schedule 14A.

         Response: Item 11 of Schedule 14A provides for disclosure in connection with authorization or issuance of securities otherwise than for exchange. Item 13 of Schedule 14A provides for disclosure of financial and other information if action is to be taken with respect to matters specified in Item 11 of Schedule 14A. Instruction 1 to Item 13 provides:

         Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item, not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.

         The Company is seeking approval of (i) an amendment to the Company's charter to increase the number of authorized shares of common stock (ii) a proposal to approve the issuance of the Company's common stock pursuant to a net share settlement of the warrants described in the Proxy Statement and (iii) a proposal to approve the issuance of an additional 1,577,569 shares of the Company's common stock pursuant to the share lending agreements described in the Proxy Statement. Each of these proposals is a proposal "where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction." The Company determined, in accordance with Instruction 1 to Item 13 of Schedule 14A, that the financial information provided for under Item 13(a) is not deemed material for purposes of determining the contents required to be included in a proxy statement to be delivered for such proposals, which is a determination made in the context of ongoing financial information disclosure pursuant to the Company's general periodic and current reporting obligations under the Securities Exchange Act of 1934.

Approval of the Company's Share Issuance Pursuant to a Net Share Settlement of the Warrants (Proposal 2), page 5

         7. Please revise the first full paragraph on page 6 to provide an example of how the net share settlement feature works. In doing so, explain to stockholders the potential risks and benefits of this feature.

         Response: The Company has revised the Proxy Statement on page 8 in response to the Staff's comment.

         8. Tell us how you plan to account for the warrants as at the next interim period given the default settlement method is cash settlement.

         Response: The Company will account for the warrants as a liability in accordance with EITF 00-19 and any changes in fair value will be reflected in the income statement at the next reporting date.

Approval of the Issuance of an Additional 1,577,569 Shares of the Company's Common Stock Pursuant to the Share Lending Agreements (Proposal 3), page 7

         9. Please revise this discussion to explain the purpose for the Share Lending Agreements and the risks and benefits of this arrangement.

         Response: The Company has revised the disclosure on page 10 in response to the Staff's comment.

Beneficial Owners of Securities, page 12

         10. Please disclose the natural person or public company with investment or voting power over the shares held by FMR LLC and Yucaipa Group.

         Response: The Company has revised the beneficial ownership table and disclosure on pages 16 through 18 in response to the Staff's comment. The Company has removed the table entry for the Yucaipa Group because the Schedule 13G filed with the SEC on December 13, 2007, by Ronald W. Burkle and the other filing parties thereto with respect to the Yucaipa Group indicates that the number of shares beneficially owned by the Yucaipa Group is less than five percent of the number of shares currently outstanding and is therefore less than the threshold in Item 403(a) of Regulation S-K. The table entry for Goodwood, Inc. has been similarly removed. The disclosure in the beneficial ownership table and the notes thereto has been prepared using information obtained from the Schedules 13D and 13G filed with the SEC as referenced in the notes to the table, in accordance with Instruction 3 to Item 403 of Regulation S-K. The Company does not have additional knowledge of the ultimate person or persons with investment or voting power over the shares held by the persons listed in the beneficial ownership table, beyond the information contained in the Schedules 13D and 13G filed by them.

Executive and Director Compensation, page C-1

Compensation Discussion and Analysis, C-1

         11. We note that you have listed the specific peer group companies for fiscal 2006. Please identify the surveys and databases from which these companies are derived, as applicable, and their components, pursuant to Item 402(b)(2)(xiv) of Regulation S-K. Please also provide additional detail about how the company uses this information and how it helps achieve the compensation committee's goals.

         Response: The Company has revised the Proxy Statement on pages C-1 and C-2 in response to the Staff's comment.

Base Salary, page C-3

         12. Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation and the role of the compensation consultants, describing the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant regarding the performance of its duties. See
Item 407(e)(3)(ii) and (iii) of Regulation S-K. Clarify whether your President and Chief Executive Officer met with Towers Perrin regarding his compensation or the compensation of other named executive officers.

         Response: The Company has revised the Proxy Statement on pages C-2 and C-3 in response to the Staff's comment.

Long-Term Incentive Award, page C-3

         13. Please clarify your policies for allocating between long-term and currently paid out compensation. In this regard, we note the percentage allocation on page C-2, however, it is not clear how you have arrived at this allocation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.

         Response: The Company has revised the Proxy Statement on page C-3 in response to the Staff's comment.

Form 10-K for Fiscal Year Ended February 24, 2007
-------------------------------------------------

Exhibit 13 -- Fiscal 2006 Annual Report to Stockholders
-------------------------------------------------------

Critical Accounting Estimates, page 35
--------------------------------------

         14. Please revise your disclosure of critical estimates and judgments to supplement and not duplicate the summary of significant accounting policies that are already disclosed in Note 1 to the financial statements. Please carefully evaluate each policy and revise your discussion as appropriate to clarify and quantify each critical estimate and clearly identify the assumptions you used to calculate each estimate. Discuss and quantify how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. Refer to Refer to Release Nos. 33-8350 and 34-48960.

         Response: The Company has reviewed its current Critical Accounting Estimates and will revise disclosures in future filings for the above, as applicable. Please see responses below as it relates to each specific Critical Accounting Estimate.

         Self Insurance Reserves

         We will expand the disclosure, as indicated in the following paragraph. (Such disclosure has previously been included in Note 1 to the Consolidated Financial Statements.)

         During fiscal 2005, an adjustment of $8.5 million was recorded for expected future workers compensation state assessment charges relating to prior year claims that will be related to the incurred workers compensation claims on our Consolidated Balance Sheet at February 25, 2006. There have been no other significant adjustments to our estimate and while we expect the estimates may change in the future due to the reasons previously stated, we believe our current liability is adequate.

         Long-Lived Assets

         We have reviewed our discussion and believe that it meets the required disclosure requirements.

         Closed Store and Closed Warehouse Reserves

         We will expand our Critical Accounting Estimates to include the second and third paragraphs from our response to Comment 15, also repeated below:

         We adjust the charges originally accrued for these events for 1) interest accretion, 2) settlements on leases or sold properties, and 3) changes in estimates in future sublease rental assumptions. Net adjustments, all of which have been disclosed in the Notes to the Consolidated Financial Statements, for changes have been cumulatively approximately 6% from the date of inception, with the most significant adjustments being made prior to 2000. Total adjustments in fiscal 2007, 2006, and 2005 were $X.X, $1.3 million, and $3.4 million, respectively. Adjustments are predominantly due to fluctuations in the real estate market from the time the original charges are incurred until the properties were actually settled.

         Due to the long-term nature of the lease commitments, it is possible that current accruals, which are based on estimates of vacancy costs and sublease income, will change in the future as economic conditions change in the real estate market; however, we are unable to estimate the impact of such changes at this time and the existing obligations are management's best estimate of these obligations at this time.

         Employee Benefit Plans

         We will expand our Critical Accounting Estimates to include our response to Comment 16.

         Inventories

         We will expand our Critical Accounting Estimates to include our response to Comment 17, also repeated below:

         Physical inventory counts are taken every period for fresh inventory, approximately twice per fiscal year on a staggered basis for the remaining merchandise inventory in stores, and annually for inventory in distribution centers and supplies. The average shrinkage rate resulting from the physical inventory counts is applied to the ending inventory balance in each store as of the balance sheet date to provide for estimated shrinkage from the date of the last physical inventory count for that location. Total inventory stock loss reserves amounted to approximately $XX.X and $12.8 million, as of February 23, 2008 and February 24, 2007, respectively. Adjustments to the stock loss reserve based on physical inventories have not been material.

         Income Taxes

         We have reviewed our disclosure and will expand in future filings, primarily as a result of changes that have occurred during fiscal 2007, we will revise our Critical Accounting Estimates to include the following disclosures:

As discussed in Note 12 of the Consolidated Financial Statements, our Company recorded a valuation allowance for the entire U.S. net deferred tax asset since, in accordance with SFAS 109, it was more likely than not that the net deferred tax asset would not be utilized based on historical cumulative losses. Under SFAS 109, this valuation allowance could be reversed in future periods if our Company generates taxable income from improvement in our U.S. operations.

We adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement 109 ("FIN 48") as of February 25, 2007. The cumulative effect of the adoption of the recognition and measurement provisions of FIN 48 resulted in a $24.4 million increase to the February 25, 2007 balance of retained earnings. Results of prior periods have not been restated. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we determine whether the benefits of our tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we recognize the largest amount of the benefit that is more likely than not of being sustained in our Consolidated Financial Statements.

For tax positions that are not more likely than not of being sustained upon audit, we do not recognize any portion of the benefit in our Consolidated Financial Statements. Our policy for interest and penalties under FIN 48 related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48. Therefore, we continue to recognize interest and penalties as incurred within "Benefit from (provision for) income taxes" in our Consolidated Statements of Operations. See Note 12 to the Consolidated Financial Statements for further discussion.

As discussed in Note 12, our Company makes estimates of the potential liability based on its assessment of all potential tax exposures. In addition, we use factors such as applicable tax laws and regulations, current information and past experience with similar issues to make these adjustments. The increase in our liabilities for unrecognized tax benefits as of the date of adoption of approximately $165 million was due to our assessment of potential exposure concerning a deduction taken in the Company's fiscal 2005 federal income tax return. Despite the Company's belief that its tax return position is supportable, the Company believes that the position may not be fully sustained upon review by tax authorities. Such amount was adjusted to approximately $154 million in the fourth quarter of fiscal 2007 in connection with the Company's fiscal 2006 tax return to provision reconciliation. As we were in a full valuation allowance position, the approximate $11 million adjustment had no effect on the Company's earnings. Our balance sheet has been adjusted to reflect the liabilities for uncertain tax positions and deferred tax assets for net operating losses, since such losses are available to absorb the taxable income attributable to the unrecognized tax benefits. Thus, there was no impact on the Company's retained earnings resulting from the increase in the liability for unrecognized tax benefits.

         15. Disclose how accurate the total amounts expected to be incurred in connection with your asset disposition initiatives have been in the past and how much you have adjusted the original amounts. Indicate whether the current accruals are reasonably likely to change in the future.

         Response: All significant adjustments to the reserves have been disclosed in detail in the Notes to the Consolidated Financial Statements. In the future, we will also disclose any significant adjustments in the Critical Accounting Estimates through disclosure similar to the following:

         We adjust the charges originally accrued for these events for 1) interest accretion, 2) settlements on leases or sold properties, and 3) changes in estimates in future sublease rental assumptions. Net adjustments, all of which have been disclosed in the Notes to the Consolidated Financial Statements, for changes have been cumulatively approximately 6% from the date of inception, with the most significant adjustments being made prior to 2000. Total adjustments in fiscal 2007, 2006, and 2005 were $X.X, $1.3 million, and $3.4 million, respectively. Adjustments are predominantly due to fluctuations in the real estate market from the time the original charge are incurred until the properties were actually settled.

         Due to the long-term nature of the lease commitments, it is possible that current accruals, which are based on estimates of vacancy costs and sublease income, will change in the future as economic conditions change in the real estate market; however, we are unable to estimate the impact of such changes at this time and the existing obligations are management's best estimate of these obligations at this time.

         16. Please revise your disclosure to clearly indicate the impact on the financial statements of your assumptions in the current period of raising the discount rate and raising the expected return on plan assets.

Response:  Our disclosure will be revised in future filings as follows:

Employee Benefit Plans

         The determination of our obligation and expense for pension and other postretirement benefits is dependent, in part, on our selection of certain assumptions used by our actuaries in calculating these amounts. These assumptions include the weighted-average discount rate at which obligations can be effectively settled, the anticipated rate of future increases in compensation levels, the expected long-term rate of return on assets, increases or trends in health care costs, and certain employee related factors, such as turnover, retirement age and mortality.

                  The discount rate is determined by taking into account the actual pattern of maturity of the benefit obligations. To generate the year-end discount rate, a single rate is developed using a yield curve which is derived from multiple high quality corporate bonds, discounting each future year's projected cash flow, and determining the equivalent single discount rate. A discount rate of 5.75% was selected for the February 23, 2008 disclosures. We use independent actuaries to assist us in determining the discount rate assumption and measuring our plans' obligations.

         The rate of compensation increase is determined based upon a scale of merit and promotional increases according to duration plus an economic increase per year.

         Our long-term rate of return is developed by taking into account the target allocations contained in each plan's investment policy, as of the beginning of the year, and reflecting long term historical data, with greater weight given to recent years. Under this approach, separate analyses are performed to determine the expected long-term rate of inflation, real rates of return for each asset class, and the correlations among the returns for the various asset classes. We use independent actuaries to assist us in determining our long-term rate of return assumptions.

         We believe that our current assumptions used to estimate plan obligations and annual expense are appropriate in the current economic environment. However, if economic conditions change, we may need to change some of our assumptions, and the resulting changes may materially affect our pension and other postretirement obligations on the balance sheet and our future expense in the consolidated statements of operations. Actual results that differ from our Company's assumptions are accumulated and amortized over future periods into the income statement.

         The weighted-average discount rate, the weighted average rate of compensation increase and the expected long-term rate of return on plan assets used in our determination of plan obligations and pension expense are as follows:



                                                       2007          2006            2005
                                                     ---------     ---------    ------------
                                                       U.S.          U.S.           U.S.
                                                     ---------     ---------    ------------

          Weighted average discount
              rate                                     5.75%          5.75%         5.50%

          Weighted average rate of
              compensation increase                    x.xx%          2.75%        2.50%

          Expected long-term rate of
              return on plan assets                    6.75%          6.75%        6.50%



         The following illustrates the annual impact on pension expense of a 100 basis point increase or decrease from the assumptions used to determine the net cost for the year ending February 23, 2008:



                                                                                                   Combined (Decrease)
                                           Weighted Average              Expected Return           Increase in Pension
                                             Discount Rate               on Plan Assets                  Expense
                                        -----------------------      -----------------------     -----------------------
100 basis point increase                      $x.xx                        $xx.x                        $x.xx
100 basis point decrease                       x.xx                         xx.x                         x.xx

          The following illustrates the annual impact on the benefit obligation of a 100 basis point increase or decrease from the assumptions used to determine the benefit obligation at February 23, 2008:



                                                                                                 Combined (Decrease)
                                           Weighted Average              Expected Return           Increase in Benefit
                                             Discount Rate               on Plan Assets                Obligation
                                        -----------------------      -----------------------     -----------------------
100 basis point increase                      $x.xx                        $xx.x                        $x.xx
100 basis point decrease                       x.xx                         xx.x                         x.xx

         The following illustrates the annual impact on postretirement benefit expense of a 100 basis point increase or decrease from the discount rate used to determine the net cost for the year ending February 23, 2008:



                                                                        Weighted Average
                                                                          Discount Rate
                                                                        ----------------

                         100 basis point increase                          $x.xx
                         100 basis point decrease                           x.xx

         The following illustrates the annual impact on the accumulated postretirement benefit obligation of a 100 basis point increase or decrease from the discount rate used to determine the accumulated benefit obligation at February 23, 2008:


                                                                        Weighted Average
                                                                          Discount Rate
                                                                        ----------------

100 basis point increase                                                     $x.xx
100 basis point decrease                                                      x.xx



         17. Your discussion of inventories is identical to disclosure contained in Note 1. Please revise to state how often physical counts are made and supplement your discussion by providing quantitative analysis. Disclose the amount of reserves recorded each year as compared to the actual shrink determined based on the physical counts.

         Response: We will amend the disclosure in future filings with the following:

         Physical inventory counts are taken every period for perishable inventory, approximately twice per fiscal year on a staggered basis for the remaining merchandise inventory in stores, and annually for inventory in distribution centers and supplies. The average shrinkage rate resulting from the physical inventory counts is applied to the ending inventory balance in each store as of the balance sheet date to provide for estimated shrinkage from the date of the last physical inventory count for that location. Total inventory stock loss reserves amounted to approximately $XX.X and $12.8 million, as of February 23, 2008 and February 24, 2007, respectively. Adjustments to the stock loss reserve based on physical inventories have not been significant.



Consolidated Financial Statements, page 39

Note 1 -- Summary of Significant Accounting Policies, page 43

Inventories, page 45

         18. Please explain the factors you considered in concluding it was appropriate to use the gross profit method in determining the cost of your perishables and pharmacy inventories at your fiscal year end 2006 and 2005. In your response please specifically address and support how the historical gross profit margin still applies to each of the respective current periods. In this regarding we note many changes have occurred such as the company addressing pricing issues, the rollout of the fresh stores, launching of an improved Food Basics discount format and the debut of the Food Emporium Foods concept. In a separate discussion, please address and support how the historical gross profit margin still applies in 2007 after the Pathmark acquisition.

Response: Perishable inventory is physically counted at all locations at the end of each period and valued at cost with an adjustment to the perishable inventory gross profit. (Our fiscal year has 13 periods of 4 weeks each.)

Pharmacy inventory is physically counted approximately two times per year and valued at cost with an adjustment to the pharmacy inventory gross profit.

The procedures described above ensure that margins are updated on a current basis for any significant Company events and represent margins based on current costing information. The Company does not use historical gross profit margins to calculate existing inventory balances and therefore, the rollout of new formats is not a factor which would distort inventory costing.

The Company follows the same physical inventory count and costing policies outlined above for its acquired Pathmark locations.

Note 4 -- Equity Investment in Metro, Inc., page 51

         19. Please tell us how you accounted for the accumulated translation adjustment at the time of the sale of your Canadian operations. Also address your accounting for the cumulative translation adjustment at the time of your March 2007 stock sale. See FIN 37.

         Response: In August 2005, the Company considered the accumulated translation adjustment as part of the net book value of the Canadian operations. This net book value was used to calculate the gain on the disposal and the related deferral of a portion of that gain (including CTA) in accordance with EITF 01-2. The accumulated translation adjustments, related to the Canadian operations, recorded as of the date of the sale of the Canadian operations totaled $20 million. In accordance with FIN 37, approximately 15%, which represents the retained economic interest in Metro, Inc., or $3 million of this amount was not recognized upon the sale of the Canadian operations, and was deferred as part of the remaining basis of the Investment in Metro.

         In March 2007, the Company recognized a pro rata share of the accumulated translation adjustment of approximately $7 million, in calculating the gain recorded on the partial sale of its investment in Metro, Inc.

Note 8 -- Asset Disposition Initiatives, page 62

         20. We note your disclosure of the total amount paid from the time of the original charge through the current balance sheet date, however, please revise to specifically disclose the total amount expected to be incurred in connection with the Project Great Renewal, 2001 Asset Disposition, and Farmer Jack Restructuring as required by paragraph 20.b.(1) of SFAS no. 146. To the extent the original charge amounts disclosed for the Closure of Stores in the Midwest and U.S. Distribution Operations and Warehouses in the tables presented on page 69 and 71, respectfully, do not represent the total amount expected to be incurred, please revise your disclosure accordingly.

         Response: We will add disclosure similar to the following in future filings:




                                                                          U.S
                                                                     Distribution
                                         Project                      Operations
                                          Great     2001 Asset            and
                                         Renewal   Disposition         Warehouses        Total
                                        --------   --------------   ---------------   ----------



Total severance payments made to date   $  30.3    $    28.2        $     46.4        $  104.9
Expected future severance payments
   excluding interest accretion             1.2            0                .9             2.1
                                        --------   --------------   ---------------   -----------
   Total severance payments expected
     to be incurred                        31.5         28.2              47.3           107.0
                                        --------   --------------   ---------------   -----------

Total occupancy payments made to date      108.8        56.3              12.4           177.5
Expected future occupancy payments,
   excluding interest accretion             11.0        20.6               5.4            37.0
                                        ---------   --------------   ---------------   -----------
   Total occupancy payments expected
      to be incurred, excluding interest
      accretion                            119.8        76.9              17.8           214.5
                                       ---------   --------------   ---------------   -----------

Total severance and occupancy
   payments made to date                $  139.1   $    84.5       $      58.8           282.4
Expected future severance and
   occupancy payments, excluding
   interest accretion                       12.2        20.6               6.3            39.1
                                       ---------   --------------   --------------   ------------
   Total severance and occupancy
      payments expected to be incurred,
       excluding interest accretion
                                        $   151.3   $   105.1      $      65.1        $  321.5
                                        =========   ==============  ==============   ===========






         21. Please expand your disclosure regarding the sale of your U.S. distribution operations and warehouse facilities to C&S Wholesale Grocers, Inc. to include the pertinent terms of the 15 year Supply Agreement. Also, please disclose the percentage of your inventory supplied by C&S and discuss in MD&A the financial impact of the changes as a result of this transaction in 2005.

         Response: We will provide the following disclosure in our Commitments and Contingencies footnote in future filings:

         On June 27, 2005, our Company signed definitive agreements, including an Asset Purchase Agreement and a 15 year Supply Agreement with C&S Wholesale Grocers, Inc. The Asset Purchase Agreement included the assignment or sale of the majority of all of our warehouse leases and owned property. Under the Supply Agreement, C&S Wholesale Grocers, Inc. supplies our Company with all of our requirements for groceries, perishables, frozen food and other merchandise in the product categories carried by C&S Wholesale Grocers, Inc.

The contract provides that we will purchase virtually all warehoused inventory from C&S for a 15 year period. When combined with our previous existing agreement with C&S, this equates to C&S supplying our existing store base with approximately two-thirds of our saleable inventory. Although there are a limited number of distributors that can supply our stores, we believe that other suppliers could provide similar product on comparable terms. However, a change in suppliers could cause a delay in distribution and a possible loss of sales, which would affect our results adversely.

         We will modify our MD&A disclosure in future filings as follows:

         Fiscal 2006 Compared with Fiscal 2005

         Gross Margin

Gross margin as a percentage of sales increased 45 basis points for the Northeast to 31.03% for fiscal 2006 from 30.58% for fiscal 2005 primarily caused by an increase in sales relating to an information technology agreement with Metro, Inc. of approximately 16 basis points and a decrease in warehouse and trucking costs due to our C&S agreement of approximately 51 basis points, offset by an increase in net product cost of approximately 25 basis points.



Note 14 -- Stock Based Compensation, page 91

         22. Please explain and illustrate how the Company modified the number and/or price of all of its unexercised stock options and non-vested performance restricted stock units with no impact on stock compensation expense. Revise your disclosure to clarify as appropriate.

Response: The Company's stock award plan contains an anti-dilution provision requiring such equitable adjustments as necessary in the event of an equity restructuring so that the value of pre-existing awards is preserved after the event. Pursuant to FAS 123R, the Company measured the fair value of the outstanding awards immediately before the equity event (i.e., the large dividend) and found it to be equal to the fair value of the awards subsequent to the equity event. Supplementally, an illustration of the modification in the number of options, option price, and other stock equivalents is as follows:

Option Holders

Qualifying Option Holders received an adjustment to the number and option price of their Options in accordance with the following mathematical example:

Assume that there are 1,000 outstanding Options in the employee's favor with an option price of $20.00. The number of new outstanding Options in the employee's favor following the adjustment was:

         1,000 x [$34.70/($34.70-7.25)] = 1,000 x [$34.70/$27.45] = 1,264
                                                                    -----

         The new option price following the adjustment was:

         $20.00 x [($34.70-$7.25)/$34.70] = $20.00 x [$27.45/34.70] = $15.82
                                                                      ------

As a result of the adjustment, under this example the employee would continue to have the right to purchase stock with an aggregate value of approximately $34,700 (1,000 x $34.70 pre-adjustment and 1,264 x $27.45 following the adjustment) at an aggregate option price of approximately $20,000 (1,000 x $20.00 before the adjustment and 1,264 x $15.82 following the adjustment).


Holders of Other Stock Equivalents

Qualifying Holders of Other Stock Equivalent Units received an adjustment to the number of their Stock Equivalent Units in accordance with the following mathematical example:

Assume that there are 1,000 outstanding Stock Equivalent Units in the employee's favor. The number of new outstanding Stock Equivalent Units in the employee's favor following the adjustment was:

         1,000 x [$34.70/($34.70-7.25)] = 1,264
                                          -----

As a result of the adjustment, under this example the aggregate value of the employee's Stock Equivalent Units would continue to be approximately $34,700 (1,000 x $34.70 pre-adjustment and 1,264 x $27.45 following the adjustment).


In future filings, we will amend the disclosure in the Note to read as follows:

* As discussed in Note 3 - Special One-Time Dividend, our Company adjusted the number and/or price of all unexercised stock options and nonvested performance restricted stock units as of April 12, 2006, to ensure that an individual's right to purchase stock at an aggregate value remained the same both before and after the special one-time dividend payment. These adjustments were required pursuant to the Plan's anti-dilution provision and had no impact on stock compensation expense for fiscal 2006.



Note 15 -- Operating Segments, page 97

         23. It appears from your disclosures that management evaluates the financial performance of your store formats separately and that the results of the assessments are the basis for changes in the manner resources are being allocated. We note your disclosure in the Overview section of MD&A beginning on page 9 of your conversion of conventional stores to the Fresh Store format, the reformatting and expansion of the discount Food Basics format and the introduction of the Food Emporium Fine Foods stores. Further we note that with the Pathmark acquisition the company added a fourth store format. Please explain to us how your chief operating decision maker reviews the Company's financial results for purposes of making financial decisions about allocating resources and for purposes of assessing performance. Include in your response how you have considered the criteria in paragraph 17 of SFAS 131, including economic characteristics, which supports your basis for aggregation into two operating segments: the United States and subsequently Northeast, and your investment in Metro, Inc. Please also provide us with the reports provided to your CODM for purposes of assessing financial performance and allocating resources for each of the fourth quarters in fiscal years 2006 and 2005 as well as the third quarter of fiscal 2007.

Response: We have evaluated our segment presentation and believe that reporting the consolidated company results as two reportable segments, Northeast and the Investment in Metro, Inc., is appropriate and in compliance with the requirements of Statement of Financial Accounting Standards ("SFAS") 131. The Company is a grocery retailer operating in the Northeast with an investment in Metro, Inc., previously accounted for under the equity method and fully disposed of in November 2007.

Our Chief Operating Decision Maker ("CODM") is our President and Chief Executive Officer. Our CODM uses many different measurements and data points to evaluate the results and to assess the Company's performance. At the end of each period, our CODM is provided a significant amount of data in order to complete this assessment and to make business decisions regarding the Company's capital resources and performance. Performance is assessed at the consolidated Total Company level and Region/Banner level. The Company will evaluate Pathmark independently as an additional Region/Banner. As such the Region/Banner results are consolidated to form the Total Company; however, this is not the primary measure for the CODM to allocate resources. These Region/Banner groupings are shown in CAPS below.

o        TOTAL COMPANY
         o A&P (NORTHERN NJ, CT, NY-EXCEPT LONG ISLAND, MANHATTAN)
         o A&P in NY and Northern NJ
         o The Food Emporium in Westchester County, NY
         o A&P/Super Foodmart in Connecticut
         o WALDBAUM'S (LONG ISLAND)
         o THE FOOD EMPORIUM (MANHATTAN, NY)
         o SUPERFRESH (SOUTHERN NJ, PA, MD)
         o SuperFresh in Baltimore and Philadelphia
         o A&P in central and south NJ
         o FOOD BASICS (all locations)
         o LIQUOR (all locations)
         o PATHMARK (all locations)

In addition, information provided is also categorized in the following formats:

               o Consolidated Results
               o Fresh
               o Discount
               o Price Impact (Pathmark)
               o Gourmet
               o Large Store Locations
               o Small Store Locations
               o Shore Store Locations
               o Discount Remodels
               o New Discount Stores
               o New Fresh Stores
               o Acquired Stores
               o Individual Store Locations

A&P is a grocery retailer which operates approximately 400 stores in the Northeastern United States under various banners (A&P, Waldbaum's, SuperFresh, SuperFoodmart, Food Emporium, Food Basics, and Pathmark). Each of the banners is principally located within a smaller geographic region, as outlined above; however, decisions as to the allocation of resources are based on a variety of factors, which include, but are not limited to, the Company's long-term goals, geographic location, store size, store appearance, store traffic, historical results and store format.

The historical store formats (fresh, gourmet and discount) described in the MD&A represent a marketing approach to distinguish the Company and its stores within their given region. However, decisions to open or close a store or to convert a store to a given format are based on the current market conditions and the factors listed above specific to each store location. Our Company is continuously converting and upgrading its stores and these decisions are not based on any one factor. These changes in format do not impact the way our CODM assesses and reviews the results of a given store or the Company as a whole.

Store banners are operated based on the Company's assessment of customer loyalty. Based on the Company's continuous assessment of each stores' performance, decisions have periodically been made to change a store from one banner to another in order to promote profitability growth. Change in banners also does not change the way in which the CODM assesses the business and reviews the Company's results.

Regardless of the type of store format or banner, the Company currently operates in one primary segment - the grocery business - with the other segment being its investment in Metro, Inc.

As further evidence that the Company's primary grocery operating segment is the Northeast, A&P currently sources the majority of its products through a long term supply agreement with C&S regardless of region, banner or store format. In addition, with the acquisition of Pathmark which had an existing supply arrangement with C&S, A&P's consolidated sourcing from C&S for all stores is expected to continue. Lastly, it should be noted that A&P negotiates vendor agreements and programs on a Company wide basis without regard to region, banner or store format in order to maximize cost savings.

Although we don't believe that it is necessary to address the aggregation criteria in paragraph 17 of SFAS 131 based on our above assessment, we have provided analysis below as additional information to further support our position of reporting under two reportable segments.

Economic characteristics
The economic conditions, competitive and operating risks are substantially similar for grocery retailers. Competitors include other grocery retailers within a similar geographic area, regardless of the competitor format or banner. Additionally, operating risks are similar (i.e. market share, labor supply, fresh product supply, product availability, product cost, consumer preferences, logistics, transportation and supply). Stores operate in essentially the same manner and management reviews trends along with operating results to determine how to allocate capital resources; however, overall management of the various stores is essentially the same.

There is disparity in gross margin between individual store locations within region/banners/format; oftentimes a broader range within a given region/banners/format than between region/banners/format. This disparity is predominantly based on product sales mix. It is also noted that ranges of store margins between region/banners/format often overlap. Therefore, it was determined that individual gross margins are not the best indication of economic characteristics of our business, as evaluated by the CODM.

          a) The nature of products and services
The products and services delivered by each of the locations do not vary significantly from one format or banner to another. The stores all sell various combinations of food and beverages.

         b) The nature of the production processes
A&P is a grocery retailer; therefore, this item is not applicable to our business.

         c) The type or class of customer for their products and services. The Company believes that its customers cross all socio-economic classes.

         d) The methods used to distribute their products or provide their services Distribution of products to customers occurs by in-store consumer shopping.

         e) If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities
The nature of the regulatory environment over the food retail environment is substantially the same in all jurisdictions.

Summary
In FY 07, the Company plans to market its products through five separate formats: Conventional, Gourmet, Fresh, Discount, and Price Impact. As previously stated, the formats are a marketing approach to distinguish its products and services for operations in one segment of the marketplace that is essentially the same (i.e., grocery retailing). The Company considered the overall and individual products sold in common among the different formats as well as the competitive and operating risks of each format and noted that a majority of specific individual products are sold in common at each format, including Pathmark. Future expectations are that greater convergence of product offerings will occur. In addition, the competitive risk for all formats is essentially the same--other grocery retailers, with pressure against our dry goods merchandise from the "big box" wholesalers. The operating risks at all formats are almost identical, with primary emphasis placed on labor and goods, which are sourced the same for all formats.

Hard copies of our CODM packages for the 4th quarters of fiscal 2005 and 2006 and the third quarter of fiscal 2007 have been mailed to the Commission. We respectfully request that information be held confidential.

Exhibit 11

         24. Please provide a statement reflecting the computation of earnings per share. See Item 601 of Regulation S-K.

         Response: The required information is contained in Note 1 to our Consolidated Financial Statements and therefore, the exhibit is not necessary pursuant to Item 601. In future filings, we will amend our exhibit listing as follows -

                   11**       Statement re computation of per share earnings


                  ** Information required to be presented in Exhibit 11 is included in Exhibit 13 under Note 1 - Summary of Significant Accounting Policies, in accordance with Statement of Accounting Standards No. 128, "Earnings Per Share."

Exhibits 31.1 and 31.2

         25. In paragraph two, three and four you have replaced the word "report" with "annual report." The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. In future filings please make these corrections.

         Response: In future filings, we will amend Exhibits 31.1 and 31.2 to state "report."

Exhibit 99.2

         26. Please provide a signed auditor's report. Refer to Rule 3-09 of Regulation S-X and Rule 302 of Regulation S-T.

         Response: We will amend the Form 10-K to contain the typed name of the auditor.

Form 10-Q for the quarter ended December 1, 2007

Note 11 -- Income Taxes, page 38

         27. Please revise to provide the following additional disclosures as of the date of adoption and any material changes in the interim periods post adoption:

o        The total amount of unrecognized tax benefits as of date of adoption;

o The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate

o The total amounts of accrued interest and penalties as of the date of adoption and any material changes in the amounts recognized subsequently in the interim periods;

o The amounts of unrecognized tax benefits as of the date of adoption that it is reasonably possible that the amount will significantly increase or decrease within 12 months of the reporting date.

Response: We will revise disclosures in future filings to disclose the above, as appropriate. Please see responses below as it relates to each specific comment:

In response to the first bullet:
                      Upon adoption, the Company recorded approximately $165 million of unrecorded tax benefits which was disclosed in the first quarter footnotes. There were no material changes to this amount during the second and third quarters. The Company has subsequently updated this amount to approximately $154 million in conjunction with the reconciliation of the fiscal 2006 tax return to its 2006 provision. The updated amount will be disclosed in our Form 10-K for the fiscal year ended February 23. 2008. As the Company was in a full valuation allowance position, the approximately $11 million adjustment will have no effect on earnings.


In response to the second bullet:
                      The Company is in a full valuation position; therefore, if any amount of the Company's unrecognized tax benefits were to be recognized, there would be an offset in the valuation allowance, resulting in no impact on the effective rate. Accordingly no disclosure is necessary.


In response to the third bullet:
                      As of the date of adoption, the Company has not included any amount for accrued interest and penalties since it has sufficient net operating loss carryforwards to absorb income attributable to unrecognized tax benefits. Accordingly no disclosure is necessary.


In response to the fourth bullet:
                      As of the date of adoption, the Company was not aware of any amount of unrecognized tax benefits that would significantly increase or decrease within 12 months of the reporting date. As circumstances change in the future, we will revise the disclosure accordingly.

Note 15 -- Subsequent Events, page 45

         28. Please tell us and disclose how you plan to account for the transaction in which you lent your shares for nominal value. Tell us in more detail why you believe that these shares should not be considered outstanding for purposes of earnings per share given that they may be ultimately sold to third parties where it appears they will have voting privileges and be eligible to receive dividends. If the stock price exceeds $28 at the end of the share lending agreement, tell us whether the borrowers will be required to give back shares or whether they may opt to pay you their initial proceeds from the sale of the borrowed shares in exchange for the shares borrowed.

Response:

The share lending transaction can be economically viewed as a combination of two separate features: (i) the issuance of a fixed number of shares; and (ii) the execution of a prepaid forward purchase contract for the same fixed number of shares. We are accounting for each feature of the share lending arrangement separately (issuance of common stock and the execution of a prepaid purchase contract) by analogizing to EITF 99-7, which also provides that the economic terms of an agreement be split into separate accounting components. The Company will account for the transaction in the financial statements by debiting Additional Paid-in Capital and crediting Common Stock at par for the shares loaned. The nominal amount received of $8,134.01 represents a share lending fee that was recorded in Additional Paid In Capital.

The issuance of the shares under the share lending agreement will be reflected in the basic and dilutive earnings per share. However, paragraph 25 of FAS 150 indicates that the shares underlying postpaid forward contracts should be removed from the computation of basic and dilutive earnings per share. By analogy, the shares underlying the prepaid forward purchase contract in this transaction will be treated the same. Accordingly, on a net basis this transaction will have no impact on earnings per share.

In addition, please note, under the terms of the agreement the borrower of the shares is required to remit the issuer any dividends the issuer declares on the borrowed stock.

Regardless of the stock price, at the end of the share lending agreement, the borrowers are required to return the shares to the Company, unless the Company consents to accept cash. The Company controls how the share lending transaction will be settled. If the Company consents to accept cash, the borrower must pay market value of the borrowed shares outstanding as of the repayment date.

In future filings, we will include the following disclosure in our Indebtedness Note related to the share lending agreement:

Share Lending Agreement

     We have entered into share lending agreements, dated December 12, 2007, with certain financial institutions, under which we have agreed to loan up to 11,278,988 shares of our common stock (subject to certain adjustments set forth in the share lending agreements). These borrowed shares must be returned to us no later than December 15, 2012 or sooner if certain conditions are met, unless otherwise agreed. In certain circumstances, upon our request, the financial institutions may pay us the value of the shares in cash instead of returning the borrowed shares.

     These financial institutions will sell the "borrowed shares" to investors to facilitate hedging transactions of their investments in Convertible Notes, Convertible Note Hedges and Convertible Note Warrants. We will not receive any proceeds from the sale of the borrowed shares. We received a nominal lending fee from the financial institutions pursuant to the share lending agreements.

     Any shares that we loan will be issued and outstanding. Investors that purchase borrowed shares will be entitled to the same voting and dividend rights as any other holders of our common stock; however, the financial institutions will not have such rights pursuant to the share lending agreements. The obligation of the financial institutions to repay the borrowed shares has been accounted for as a prepaid forward contract and, accordingly, shares underlying this contract are removed from the computation of basic and dilutive earnings per share. Accordingly, on a net basis this transaction will have no impact on earnings per share.

Form 8-K/A (Amendment No. 2) dated December 3, 2007

         29. Please tell us how the "Commitment Waivers" dated November 5, 2007 changed your debt financing pursuant to the Commitment Letter dated March 4, 2007.

         Response: The Company has revised the disclosure in the Proxy
Statement beginning on page 4 in response to the Staff's comment and in response to comment 1, above. As disclosed in the Company's Form 8-K filed November 6, 2007, the waivers facilitated decreasing the anticipated total amount of indebtedness upon closing the Merger and decreasing A&P's anticipated post-Merger interest expense. Specifically, rather than retaining shares of Metro Inc. as contemplated by the March 4, 2007 commitment letter, A&P was permitted to sell the shares and apply the proceeds, together with borrowings under a reduced Bridge Credit Facility and a portion of its increased ABL Credit Facility to finance the Merger.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Transactions, page 16

         30. We note that you have adopted a "Policy and Procedure with Respect to Related Party Transactions," however, it is not clear how transactions are reviewed and approved. In future filings, please revise your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K.

         Response:  The Company will comply in future filings.

         31. In future filings, disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

         Response: The Company will comply in its disclosure in future filings. The Company confirms that all such contracts required to be filed as exhibits have been so filed.

                                    * * * * *

        The Company acknowledges that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

        o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

        o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Comments or questions regarding any matters with respect to the Proxy Statement may be directed to Allan Richards at (201)571-4015 or Chris McGarry at
(201)571-8161. Comments or questions regarding any matters with respect to the 10K and 10Q may be directed to Brenda Galgano at (201)571-4363 or Melissa Sungela at (201)571-4330.


Very truly yours,




Allan Richards
Senior Vice President
Human Resources, Labor Relations,
Legal Services and Secretary




cc:      Brenda M. Galgano
         Melissa E. Sungela
         Chris McGarry
         Kenneth W. Orce
         John Schuster
         Helene R. Banks